

Mail Stop 3561

January 14, 2010

<u>Via U.S. Mail and facsimile</u>

Ola Lorentzon
President and Director
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re:** **Knightsbridge Tankers Limited**
> **Registration Statement on Form F-3**
> **Filed December 23, 2009**
> **File No. 333-164007**

Dear Ola Lorentzon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please file a tax opinion with your next amendment or advise. Refer to Item 601(b)(8) of Regulation S-K.

Exhibit 5.1

2. Refer to the last sentence of the third paragraph. It is inappropriate for counsel to rely exclusively upon a certificate of the Secretary of the company as to the "due" adoption and continued effectiveness of the Resolutions. Counsel should make all necessary inquiries regarding the Resolutions in order to render its opinion. Please revise.

3. Refer to paragraph (i) of the fourth paragraph. Counsel may rely upon a certificate of an officer of the company for such information, but it is improper for counsel to assume readily ascertainable facts. Please revise.

4. Please provide an opinion that the shares are duly authorized.

Exhibit 5.2

5. Please file opinions of counsel dealing with the legally binding nature of the debt securities, the guarantees and the warrants, purchase contracts and units under the laws of Bermuda and Liberia, as applicable. In this regard, revise the first sentence of the third paragraph and the penultimate paragraph.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: Gary J. Wolfe
       Fax: (212) 480-8421